SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

FreeMarkets, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

356602102

(CUSIP Number)

James W. Frankola

Executive Vice President and

Chief Financial Officer

Ariba, Inc.

807 11th Avenue

Sunnyvale, California 94089

(408) 390-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Brooks Stough, Esq.

C/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP

155 Constitution Drive, Menlo Park, CA 95025

(650) 321-2400

January 23, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 356602102	13 D/A	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Ariba, Inc. 770439730

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power N/A 8. Shared Voting Power 4,987,174[1] 9. Sole Dispositive Power N/A 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,987,174

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row 11 11.5%[2]

14.	Type of Reporting Person* CO

*See instructions before filing out.

[1]	Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because Ariba, Inc. may be deemed to have beneficial ownership of 4,987,174 shares of FreeMarkets, Inc. Common Stock (all of which, excluding options exercisable within 60 days from the execution of the Voting Agreements, are outstanding as of January 23, 2004) as a result of the Voting Agreements (described in this Statement) between Ariba, Inc. and certain stockholders of FreeMarkets, Inc. The Voting Agreements also apply to shares of FreeMarkets, Inc. Common Stock acquired by the stockholders party to the Voting Agreements pursuant to the exercise of options or otherwise, as described in the Voting Agreements. The filing of this Statement shall not be construed as an admission that Ariba, Inc. is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of FreeMarkets, Inc. Common Stock subject to the Voting Agreements.
[2]	The calculation of the percentage is based on the number of shares of FreeMarkets, Inc. Common Stock outstanding as of January 23, 2004 (as represented by FreeMarkets, Inc. in the Merger Agreement (described in this Statement)).

Page 3 of 4 Pages

This Amendment No. 1 amends the Statement on 13(D) (the “Original Statement”) filed by Ariba, Inc. (the “Reporting Person”). Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of 4,987,174[3] shares of FreeMarkets Common Stock (all of which, excluding options exercisable within 60 days of the execution of the Voting Agreements, are outstanding as of January 23, 2004), constituting 11.5%[3] of the issued and outstanding shares of FreeMarkets Common Stock, and may be deemed to have the shared power to vote such shares in the manner described in Item 4. However, the Reporting Person is not entitled to any rights as a stockholder of FreeMarkets as to such shares, apart from such limited voting rights. The Reporting Person does not have the power to dispose of such shares. The calculation of the foregoing percentage is based on the number of shares of FreeMarkets Common Stock outstanding as of January 23, 2004 (as represented by FreeMarkets in the Merger Agreement).

Except as disclosed in this Item 5(a)-(b), neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any shares of FreeMarkets Common Stock or has the right to acquire any shares of FreeMarkets Common Stock.

The filing of this Statement shall not be construed as an admission by the Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of FreeMarkets Common Stock owned by the Stockholders.

(c) Except as disclosed in this Statement, none of Ariba nor, to its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the FreeMarkets Common Stock during the past 60 days.

(d) Other than as described herein, to the knowledge of Ariba, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares which may be deemed beneficially owned by Ariba.

(e) Not applicable.

References to, and descriptions of, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

[3]	Due to a typographical error, this number was incorrectly reported in the Original Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004	Ariba, Inc.

/s/ James W. Frankola

Executive Vice President and Chief Financial Officer